Room 4561

December 6, 2007

Ware H. Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

Re: **CBIZ, Inc.**
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 16, 2007
        Definitive Proxy Statement on Schedule 14A
        Filed April 06, 2007
        File No. 001-32961

Dear Mr. Grove:

        We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Results of Operations, page 21

1.   There are many instances where two or more sources of a material change have been
        identified, but the dollar amounts for each source that contributed to the change is not

disclosed. For instance, for the year ended December 31, 2006, you disclose that the increase in Financial Service revenue was primarily due to an increase in the aggregate number of hours charged and rates realized for traditional accounting and tax services provided to clients offset by a decline in revenue from Sarbanes-Oxley consulting services. Tell us your consideration of quantifying each source to that contributed to a material change. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, you should avoid the use of vague terms vague terms such as "primarily" in favor of specific quantifications.

2.   Your disclosures do not indicate whether depreciation and amortization is included in cost of sales or whether the gross profit margins discussed in the MD&A are shown exclusive of any related depreciation and amortization expenses. In accordance with SAB Topic 11(B), depreciation and amortization may be excluded from a line item with appropriate disclosure, but should not be excluded from the gross margin as discussed in the MD&A. Tell us how you considered the guidance in SAB Topic 11B. For each year presented tell us whether any amount of depreciation and amortization should be allocated to cost of revenues (i.e., operating expenses) and included in the determination of the gross profit.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

3.   We note that in connection with providing payroll services to your clients, you collect funds from client accounts in advance of paying these client obligations. We further note from your disclosures on page 12 that investment income on funds held for clients is combined with all of your other operating revenues on the statements of operations. Tell us your consideration of classifying the investment income earned on funds held for clients as a separate line item within operating revenues rather than combining that investment income with all your other operating revenues. In addition, please clarify whether you record the investment income based on actual amounts earned on those funds rather than at an arbitrary standard rate.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Funds Held for Clients and Client Fund Obligations, page 9

4.   Your disclosures indicate that funds held for clients may include cash, cash equivalents and short-term investments. We further note that the assets of the deferred compensation plan include marketable investments that consist primarily of mutual

Ware H. Grove
CBIZ, Inc.
December 6, 2007
Page 3

funds, money market funds and equity securities. Tell us you consideration of
including the disclosures required by paragraphs 19 to 21 of SFAS 115.

Revenue Recognition and Valuation of Unbilled Revenues, page F-12

5.   We note that you bill Financial Service clients based upon a predetermined agreed-
upon fixed fee or based on actual hours incurred at expected net realizable rates per
hour plus agreed-upon out-of-pocket expenses. Please clarify how you recognize
revenue for the fixed fee arrangements and how your policy complies with the
applicable revenue recognition guidance. As part of your response, please clarify the
terms of your typical customer contract. We refer you to the disclosure guidance of
Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and
Disclosure Issues in the Division of Corporation Finance.

6.   We note that you provide flexible benefits administration services to clients, grant
access of proprietary software to third parties, and provide hosting services to these
parties. Please clarify how revenue is recognized for the hosting services. Explain
whether the application of EITF 00-3 to your hosting arrangements requires you to
recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us
whether or not your customers have the contractual right to take possession of the
software at any time during the hosting period without significant penalty and whether
it is feasible for the customer to either run the software on its own hardware or contract
with another party unrelated to the vendor to host the software. We further note that
revenue associated with set up and license fees related to your flexible benefits
services are deferred and recognized pro rata over the life of the contract. Please
clarify how you considered the guidance in footnote 39 of SAB Topic 13.

7.   We note that fee income for administering health and retirement plans is recognized in
the period which the services are provided, and may be based on actual hours incurred
on an hourly fee basis, fixed fee arrangements or asset-based fees. Please clarify how
you recognize revenue for arrangements based upon fixed fees and asset-based fees.
As part of your response, please clarify the terms of your typical customer contract.
We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006
SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation
Finance.

8.   Your disclosures indicate that revenue from the sale of medical billing systems is
recognized upon installation of the system, while the related system maintenance
revenue is recognized over the period covered by the maintenance agreement. Please
clarify whether the software contained in your medical billing systems is more than
incidental to the product as a whole pursuant to paragraph 2 of SOP 97-2. Please
describe your consideration of each of the factors identified in the second footnote of
SOP 97-2, as well as any other factors that you consider to be relevant in supporting
your determination. In addition, tell us whether you are able to establish fair value (or

VSOE if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain bundled software solutions and service elements. Your response should include a discussion of your consideration of the relevant allocation provisions of EITF 03-5, SOP 97-2 and EITF 00-21.

9.   We note that National Practice technology consulting revenue associated with hardware and software sales is recognized upon delivery and acceptance of the product while revenue associated with installation is recognized as services are performed, and revenue associated with service agreements is recognized on a straight-line basis over the period of the agreement. We further note that technology consulting revenue is recognized on an hourly or per diem fee basis as services are performed. Please address the following with respect to your policy for technology consulting revenues:

- Please clarify whether the software associated with your technology consulting is more than incidental to the product as a whole pursuant to paragraph 2 of SOP 97-2. Please describe your consideration of each of the factors identified in the second footnote of SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination.

- Please explain whether your technology consulting involves significant production, modification or customization of software. Your response should address how you considered the guidance in paragraphs 63 to 71 of SOP 97-2.

- Tell us whether you are able to establish fair value (or VSOE if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain bundled software solutions and service elements.

10.   We note that in certain instances health care consulting arrangements are based upon predetermined agreed-upon fixed fees. Please clarify how you recognize revenue for arrangements based upon predetermined agreed-upon fixed fees and how your policy complies with the applicable revenue recognition guidance. As part of your response, please clarify the terms of your typical customer contract. We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.

11.   Your disclosures indicate that revenues associated with non-refundable fees for merger and acquisition and capital advisory services are recognized on a pro rata basis over the life of the contract. Please clarify nature of the services being provided and how your policy complies with the applicable revenue recognition guidance.

12. Tell us the components of deferred revenue and your consideration for disclosing such components. In addition, please quantify the amounts of deferred revenue in each of the past three fiscal years.

Variable Interest Entities, page F-14

13. We note that you determined that your administrative service agreements (ASA) qualify as variable interest entities. We further note that your disclosure has repeatly indicated that you do not reflect the consolidation of the variable interest entities, as the impact is not material to the financial condition, results of operations or cash flows of CBIZ. Please confirm that this assessment is applicable as of December 31, 2006. Your response should address why the "consolidation" of the firms under the ASA (see your page 6) and the application of SAB 108 did not change your assessment of the materiality of not consolidating these VIEs. In addition, tell us your consideration of disclosing the amounts of related party transactions on the face of the financial statements in accordance with Rule 4-08(k) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Base Salary, page 17

14. We note the disclosure that you compared the base salaries of your senior management group to those of a "meaningful group of companies" and targeted compensation at the 50th percentile. It is unclear whether this group of companies is the same as the group referred to in your filing as the "Compensation Peer Group" used by CBIZ for benchmarking total compensation. To the extent applicable compensation disclosure and analysis should identify the companies that make up the group against which CBIZ benchmarks base salary paid to senior management. In addition, future filings should disclose where actual base salaries for these individuals fall in comparison to the targeted percentile for the period covered by the disclosure.

CBIZ Annual Executive Incentive Plan, page 19

15. You indicate that compensation paid pursuant to your Annual Executive Incentive Plan is awarded based upon individual performance, as well as upon a corporate earnings per share target. You should discuss the specific individual performance goals or metrics used to determine bonus payments under your Annual Executive Incentive Plan and how you structured your incentive bonuses around such individual objectives for the fiscal year covered by the disclosure. To the extent your CEO exercises discretion with respect to the awarding of incentive compensation absent attainment of the relevant performance goals, you should identify any particular exercises of

discretion and state to whom it applied. See Items 402(b)(2)(vi)-(vii) of Regulation S-K.

Merit Bonuses, page 20

16.   It is not clear how the Compensation Committee determined the amount of merit bonuses that were made to your CEO and COO in 2006. You should provide a complete analysis of the individual factors that you considered in paying bonuses and describe the reasons why the Committee believed the bonuses were appropriate and fit reasonably within your overall compensation objectives.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Morgan Youngwood at 202-551-3479 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Katherine Wray at 202-551-3397. If you require further assistance you may contact the undersigned at 202-551-3730.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief